June 7, 2006

Mail Stop 4561

Mr. Matthew M. Walsh
Chief Financial Officer
Escala Group, Inc.
623 Fifth Avenue, 27th Floor
New York, NY 10017

Re: Escala Group, Inc. (f/k/a Greg Manning Auctions, Inc.)
        Form 10-K for the year ended June 30, 2005
        Form 10-Q for the quarter ended September 30, 2005
        Form 10-Q for the quarter ended December 31, 2005
        File No. 1-11988

Dear Mr. Walsh:

We have reviewed your response letter dated May 25, 2006 and have the following additional comment. In our comment we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended September 30, 2005
Form 10-Q for the quarter ended December 31, 2005

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 26 and 31

1.   We have read your response to prior comment 2. In light of the ongoing investigation by Spanish authorities, please advise us in sufficient detail of how you concluded that the consideration received from Afinsa approximates the fair value of the philatelic materials supplied to Afinsa.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief